As filed with the Securities and Exchange Commission on December 23, 2002	Registration No. 333-100207 Registration No. 811-09002
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-4
Post-Effective Amendment No. 3 To REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 and Amendment to REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Separate Account N of ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)

20 Washington Avenue South, Minneapolis, Minnesota 55401

Depositor's Telephone Number, including Area Code: (612) 372-5597

Julie E. Rockmore, Counsel
ReliaStar Life Insurance Company
151 Farmington Avenue, Hartford, CT 06156
(Name and Address of Agent for Service)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

PARTS A, B AND C

Parts A, B and C of this Post-Effective Amendment No. 3 incorporate by reference Parts A, B and C of Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-100207) as filed electronically on October 31, 2002.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account N of ReliaStar Life Insurance Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 333-100207) and has duly caused this Post Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 23rd day of December, 2002.

SEPARATE ACCOUNT N OF RELIASTAR LIFE INSURANCE COMPANY
(Registrant)
	By:	RELIASTAR LIFE INSURANCE COMPANY
(Depositor)
	By:	Keith Gubbay*
Keith Gubbay President
As required by the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title		Date

Keith Gubbay*	Director and President	)
Keith Gubbay	(principal executive officer))
		)	December
Randy Lowery*	Director	)	23, 2002
P. Randall Lowery		)
)
Thomas J. McInerney*	Director	)
Thomas J. McInerney		)
)
Chris D. Schreier*	Director, Senior Vice President and Chief Financial Officer	)
Chris D. Schreier	(principal financial officer))
)
Mark A. Tullis*	Director	)
Mark A. Tullis		)

As required by the Securities Act of 1933, this Registration Statement has been signed by Cheryl L. Price in her capacity as Vice President and Chief Accounting Officer on the date indicated. Cheryl L. Price hereby constitutes and appoints Julie E. Rockmore and Michael A. Pignatella and each of them individually, as her true and lawful attorneys, and agents with full power of substitution and resubstitution, for her and in her name, place and stead, in any and all capacities to sign for her and in her name and capacity as indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such her signature as it may be signed by said attorneys to any and all post-effective amendments.

/s/ Cheryl L. Price	Vice President and Chief Accounting Officer	)
Cheryl L. Price	(principal accounting officer))
)

By:	/s/ Michael A. Pignatella
Michael A. Pignatella *Attorney-in-Fact